EXHIBITS

Exhibit Number		Page
	Copy of our letter dated April 24, 2025 in response to the letter of the Philippine Stock Exchange of even date wherein PLDT Inc. was requested to clarify information and/or to provide relevant information in relation to the news article entitled “PLDT launches Sta. Rosa data center, finalizes 12th site in Cavite” as posted in BusinessWorld (Online Edition) on April 24, 2025.	2

April 24, 2025

The Philippine Stock Exchange, Inc. 6/F Philippine Stock Exchange Tower 28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention: Atty. Johanne Daniel M. Negre

Officer-in-Charge – Disclosure Department

Dear Atty. Negre:

We refer to the letter of the PSE dated April 24, 2025 requesting PLDT Inc. (“PLDT” or the “Company”) to clarify and/or confirm information and/or to provide relevant information in relation to the news article entitled “PLDT launches Sta. Rosa data center, finalizes 12th site in Cavite” as posted in BusinessWorld (Online Edition) on April 24, 2025.

The news article states, in part, that:

“PANGILINAN-LED PLDT Inc. said it is moving closer to building its next and largest data center following the inauguration of its 11th facility in Sta. Rosa, Laguna on Wednesday.

‘We do intend to expand our data center capacity to up to 500 megawatts (MW). We have to be at least equal to the capacity of Malaysia… You have our pledge to make the Philippines a data center hub,’ PLDT Chairman Manuel V. Pangilinan said during the inauguration of the VITRO Sta. Rosa (VSR) data center on Wednesday.

. . . .

The company’s next data center will be built in General Trias, Cavite, and will have a capacity of up to 100 MW — double that of VITRO Sta. Rosa.

Construction is scheduled to begin in 2026 and is expected to be completed by 2028, Mr. Genuino said, adding that the facility’s capacity will be scaled up in phases, starting at 20 MW.

. . . .”

We confirm the statements cited in the above news article. These remarks reflect the Company’s long-term strategic direction to expand data center capacity in support of the country’s digital infrastructure and the growing demand for enterprise, ICT, and AI-ready solutions.

The potential development of a new data center in General Trias, Cavite is currently under evaluation and remains in the planning and development stage. Specific details—including scope, timing, and investment parameters—are still being finalized and remain subject to internal approvals and market conditions.

At this time, no material impact has been recognized on the Company’s business or operations. Should there be any significant developments or material updates related to these initiatives, the Company will make the necessary disclosures in accordance with applicable regulatory requirements.

Kindly note that some of the statements herein may constitute “forward-looking statements” that are subject to a number of risks and opportunities that could affect PLDT’s business and results of operations. Although the Company believes that expectations reflected in any forward-looking statements are reasonable, it gives no assurance as to future performance, actions, or events.

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

PLDT Inc.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.
By : /s/Mark David P. Martinez Name : Mark David P. Martinez Title : Assistant Corporate Secretary Date : April 24, 2025